UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Immersion Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

452521107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,956,137
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,956,137
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,555,224
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,555,224
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 588,360
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 588,360
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 588,360
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 588,360
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,143,584
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,143,584
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,143,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,956,137
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,956,137
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,721
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,099,721
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,721
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,099,721
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,721
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,099,721
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,721
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,099,721
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,099,721
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,099,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,099,721
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,099,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,099,721
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,099,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,099,721
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,099,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), who serves as the sole shareholder of Navigation Master Fund;

(v)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund, Navigation Master Fund and RCG PB;

(vi)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(viii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(ix)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is a significant shareholder of Cowen;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(xi)	Peter A. Cohen, who serves as one of the managing members of C4S;

(xii)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xiii)	Thomas W. Strauss, who serves as one of the managing members of C4S; and

(xiv)	Jeffrey M. Solomon, who serves as one of the managing members of C4S.

CUSIP NO. 452521107

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss, Solomon and Smith is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, Navigation Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Navigation Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule F and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, RCG PB and Navigation Master Fund is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of RCG PB and Navigation Master Fund has been formed for the purpose of making equity and debt investments.  Enterprise Master Fund is the sole shareholder of Navigation Master Fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Navigation Master Fund, Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.  Mr. Smith serves as a Partner and Managing Director of Ramius and a member of Cowen’s Operating Committee.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 452521107

(f)           Messrs. Cohen, Stark, Strauss and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund and RCG PB were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,099,721 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund and RCG PB is approximately $16,537,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 13, 2010, RCG Starboard Advisors delivered a letter to Victor A. Viegas, CEO, and the Board reiterating its concern that the Board lacks both a vested interest in the financial performance of the Company and expertise in technology licensing and IP litigation.  RCG Starboard Advisors also expressed disappointment with the Board's decision to nominate Mr. David Sugishita for election at the 2010 annual meeting of shareholders (the “2010 Annual Meeting”).  In the letter, RCG Starboard Advisors also questioned the Board's unwillingness to add a seventh director who possesses the attributes the Ramius Group believes are critical to the Issuer’s future success.  RCG Starboard Advisors also stated that it intends to withhold its votes at the upcoming 2010 Annual Meeting for the election of Mr. Sugishita, but remains open-minded about discussing solutions with the Board to address its serious concerns about Board composition.  A copy of the press release issued May 13, 2010 by RCG Starboard Advisors, which contains the full text of the letter, is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,093,633 Shares outstanding, as of April 30, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2010.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on May 21, 2010, Value and Opportunity Master Fund beneficially owned 1,956,137 Shares.

Percentage: Approximately 7.0%.

(b)	1. Sole power to vote or direct vote: 1,956,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,956,137
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 452521107

(c)	The transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Navigation Master Fund

(a)	As of the close of business on May 21, 2010, Navigation Master Fund beneficially owned 588,360 Shares.

Percentage: Approximately 2.1%.

(b)	1. Sole power to vote or direct vote: 588,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 588,360
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	RCG PB

(a)	As of the close of business on May 21, 2010, RCG PB beneficially owned 1,555,224 Shares.

Percentage: Approximately 5.5%.

(b)	1. Sole power to vote or direct vote: 1,555,224
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,555,224
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 588,360 Shares owned by Navigation Master Fund.

Percentage: Approximately 2.1%.

(b)	1. Sole power to vote or direct vote: 588,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 588,360
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 452521107

(c)
The transactions in the Shares by Enterprise Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.  The transactions in the Shares on behalf of Navigation Master Fund during the past 60 days are set forth on Schedule A and are incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Navigation Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 588,360 Shares owned by Navigation Master Fund and (ii) 1,555,224 Shares owned by RCG PB.

Percentage: Approximately 7.6%.

(b)	1. Sole power to vote or direct vote: 2,143,584
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,143,584
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Enterprise Master Fund, Navigation Master Fund and RCG PB during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 1,956,137 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 7.0%.

(b)	1. Sole power to vote or direct vote: 1,956,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,956,137
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 1,956,137 Shares owned by Value and Opportunity Master Fund, (ii) 588,360 Shares owned by Navigation Master Fund and (iii) 1,555,224 Shares owned by RCG PB.

Percentage: Approximately 14.6%.

(b)	1. Sole power to vote or direct vote: 4,099,721
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,099,721
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 452521107

(c)
Ramius has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 1,956,137 Shares owned by Value and Opportunity Master Fund, (ii) 588,360 Shares owned by Navigation Master Fund and (iii) 1,555,224 Shares owned by RCG PB.

Percentage: Approximately 14.6%.

(b)	1. Sole power to vote or direct vote: 4,099,721
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,099,721
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 1,956,137 Shares owned by Value and Opportunity Master Fund, (ii) 588,360 Shares owned by Navigation Master Fund and (iii) 1,555,224 Shares owned by RCG PB.

Percentage: Approximately 14.6%.

(b)	1. Sole power to vote or direct vote: 4,099,721
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,099,721
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 1,956,137 Shares owned by Value and Opportunity Master Fund, (ii) 588,360 Shares owned by Navigation Master Fund and (iii) 1,555,224 Shares owned by RCG PB.

Percentage: Approximately 14.6%.

CUSIP NO. 452521107

(b)	1. Sole power to vote or direct vote: 4,099,721
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,099,721
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 1,956,137 Shares owned by Value and Opportunity Master Fund, (ii) 588,360 Shares owned by Navigation Master Fund and (iii) 1,555,224 Shares owned by RCG PB.

Percentage: Approximately 14.6%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,099,721
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,099,721

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1	Press Release issued May 13, 2010.

Exhibit 99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated April 26, 2010.

CUSIP NO. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
       its sole member

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 452521107

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(2,188)	6.0738	04/23/2010
(9,593)	6.0446	04/23/2010
(4,915)	6.0833	04/26/2010
(334)	5.9632	04/27/2010
(7,768)	5.9636	04/27/2010
(8,504)	5.9235	04/28/2010
(9,727)	5.9245	04/29/2010
(48)	5.8500	04/30/2010

RAMIUS NAVIGATION MASTER FUND LTD

(514)	6.0738	04/23/2010
(2,253)	6.0446	04/23/2010
(1,154)	6.0833	04/26/2010
(79)	5.9632	04/27/2010
(1,824)	5.9636	04/27/2010
(1,997)	5.9235	04/28/2010
(2,284)	5.9245	04/29/2010
(11)	5.8500	04/30/2010
(459,368)*	5.6000	05/01/2010
588,360#	4.0547	05/01/2010

RAMIUS ENTERPRISE MASTER FUND LTD

(658)	6.0738	04/23/2010
(2,885)	6.0446	04/23/2010
(1,478)	6.0833	04/26/2010
(100)	5.9632	04/27/2010
(2,336)	5.9636	04/27/2010
(2,558)	5.9235	04/28/2010
(2,926)	5.9245	04/29/2010
(15)	5.8500	04/30/2010
(588,360)##	5.6000	05/01/2010

* Shares were transferred to RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.
# Shares were acquired from Ramius Enterprise Master Fund Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.
## Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of Ramius Enterprise Master Fund Ltd, in an exempt transaction.

CUSIP NO. 452521107

RCG PB, LTD

(1,226)	6.0738	04/23/2010
(5,374)	6.0446	04/23/2010
(2,753)	6.0833	04/26/2010
(187)	5.9632	04/27/2010
(4,352)	5.9636	04/27/2010
(4,763)	5.9235	04/28/2010
(5,449)	5.9245	04/29/2010
(26)	5.8500	04/30/2010
459,368**	3.8949	05/01/2010

** Shares were acquired from Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.

CUSIP NO. 452521107

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Chief Operating Officer of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 452521107

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chairman of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 452521107

SCHEDULE D

Directors and Officers of Ramius Navigation Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey C. Smith Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 452521107

SCHEDULE E

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chairman of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 452521107

SCHEDULE F

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

L. Thomas Richards, M.D. Director	Physician, UCSF Medical Center	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Charles W.B. Wardell, III Director	Senior Client Partner at Korn/Ferry	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 452521107

Christopher A. White Director and Chief of Staff	Chief of Staff of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Joseph R. Wright Director	Chief Executive Officer and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States